April 11, 2025

Via Edgar Transmission

Ms. Rebekah Reed/Mr. Donald Field

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Washington, D.C. 20549

Re:	Rich Sparkle Holdings Ltd (the “Company”) Draft Registration Statement on Form F-1 Submitted September 13, 2024 CIK No. 0002031688

Dear Ms. Rebekah Reed/Mr. Donald Field

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated March 14, 2024 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Draft Registration Statement on Form F-1 (the “Form F-1”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Registration Statement on Form F-1 submitted March 6, 2025

Capitalization, page 57

1.	Please revise your description of ordinary shares to state the correct number of ordinary shares issued and outstanding as adjusted assuming the over-allotment option is exercised in full. You currently state this figure as 12,657,500. Given the disclosure in The Offering on page 20 that you have granted the underwriters the option to purchase up to 187,500 additional ordinary shares, which would yield 12,687,500 shares outstanding if the over-allotment option is exercised.

Response: In response to the Staff’s comment, we have revised the relevant disclosure on the pages 57, 58 and 59.

Industry, page 75

2.	To the extent available, please update the description of your industry to include information as of a date more recent than 2023.

Response: In response to the Staff’s comment, the information included in the Industry section has been updated to the extent available.

Management

Employment Agreements and Director Agreements, page 100

3.	Please revise your disclosure for consistency with the material terms of the executed employment agreements filed as Exhibits 10.1, 10.2, and 10.3 to the registration statement.

Response: In response to the Staff’s comment, we have revised the relevant disclosure on page 100.

Related Party Transactions, page 106

4.	Please revise footnote (1) to disclose the amount due to the related party as of a more recent date. Refer to Item 7(B) of Form 20-F. In this regard, we note that the information is dated and has only been provided as of October 31, 2024 and omits the information "up to the date of the document." Please revise as applicable.

Response: In response to the Staff’s comment, we have revised the relevant disclosure on page 106.

Consolidated Financial Statements of Rich Sparkle Holdings Limited and Subsidiaries

Notes to Consolidated Financial Statements

1. Organization and Business Description

Reorganization, page F-7

5.	We note your disclosure here that, as part of the reorganization, the 125 Ordinary Shares in issue will be "cancelled" and you will "reissue" 11,250,000 Ordinary Shares in aggregate to your shareholders on a pro rata basis proportional to the shareholders’ existing equity interests. This in substance appears to be a 1:90,000 forward stock split. Please revise disclosure throughout your filing to describe this as such.

Response: In response to the Staff’s comment, we have revised the relevant disclosure on the pages 61, 63, F-8 and II-2.

6.	Further, as this action is taken in contemplation of this offering, please retrospectively restate presentation of ordinary shares throughout this document to present the equity section as it will appear on effectiveness of this document. That is, you should present 11,250,000 ordinary shares on your balance sheet and use this figure in calculating earnings per share. In this regard, we note you have appropriately used this share figure in The Offering disclosure on page 20, in the Capitalization table on page 57, and in the calculation of Dilution on page 58.

Response: In response to the Staff’s comment, we have revised the relevant disclosure on the pages 21, F-3, F-4, F-5 and F-22.

7.	As a related matter, in your next submission, please include an Opinion, marked as a "draft" with a corresponding explanatory legend, that includes a dual date identifying the footnotes that will be impacted should this portion of the Reorganization occur. The Opinion should contain the "draft" label and be unsigned until such time as the forward stock split occurs.

Response: The Audit firm will issue a revised opinion if there's any change in the financials or footnotes.

Please contact the undersigned at (852) 3923 1188 you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence Venick, Esq.
Lawrence Venick, Esq.

Direct Dial: +852 3923 1188
Email:lvenick@loeb.com